Exhibit (12)

MARSHALL & ILSLEY CORPORATION

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2008	2007		2006		2005		2004
Excluding interest on deposits:
Income (loss) from continuing operations before income taxes	$(2,502,987)	$710,580		$955,149		$864,783		$785,994

Fixed charges:
Interest expense — short-term borrowings	139,627	236,671		186,746		106,220		61,144
Interest expense — long-term borrowings	454,413	585,025		476,540		329,876		196,160
1/3 of rent expense (1)	12,423	9,724		7,917		6,138		5,576

Fixed charges	606,463	831,420		671,203		442,234		262,880
Preferred stock dividends (3)	19,595	—		—		—		—

Fixed charges and preferred stock dividends	626,058	831,420		671,203		442,234		262,880

Earnings	$(1,896,524)	$1,542,000		$1,626,352		$1,307,017		$1,048,874

Ratio of earnings to fixed charges (2)	n.m.	1.85	x	2.42	x	2.96	x	3.99	x
Ratio of earnings to fixed charges and preferred dividends (2)	n.m.	1.85	x	2.42	x	2.96	x	3.99	x

Including interest on deposits:
Income (loss) from continuing operations before income taxes	$(2,502,987)	$710,580		$955,149		$864,783		$785,994

Fixed charges:
Fixed charges	606,463	831,420		671,203		442,234		262,880
Interest expense — deposits	902,944	1,231,252		1,083,392		562,552		281,271

Fixed charges	1,509,407	2,062,672		1,754,595		1,004,786		544,151
Preferred stock dividends (3)	19,595	—		—		—		—

Fixed charges and preferred stock dividends	1,529,002	2,062,672		1,754,595		1,004,786		544,151

Earnings	$(993,580)	$2,773,252		$2,709,744		$1,869,569		$1,330,145

Ratio of earnings to fixed charges (2)	n.m.	1.34	x	1.54	x	1.86	x	2.44	x
Ratio of earnings to fixed charges and preferred dividends (2)	n.m.	1.34	x	1.54	x	1.86	x	2.44	x

(1)	Represents one-third of rental expense for all operating leases (the amount deemed representative of the interest factor).
(2)	The ratio of earnings to fixed charges was less than one-to-one for the year ended December 31, 2008.
(3)	Assuming a Federal income tax rate of 35%.